Exhibit 12.1

OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	2008	2007	2006	2005	2004

Earnings:
Income (loss) from continuing operations before income taxes (1)	$51,565	$53,716	$81,590	$22,682	$25,626

Add:
Interest expensed and capitalized, except interest on deposits, and amortization of capitalized debt expenses	82,391	71,974	52,710	33,625	16,805
Interest on deposits	654	917	948	3,710	13,634
Interest component of rental expense	2,650	2,217	1,513	1,308	907

Total fixed charges (2)	85,695	75,108	55,171	38,643	31,346

Earnings (losses) for computation purposes	$137,260	$128,824	$136,761	$61,325	$56,972

Ratio of earnings to fixed charges:
Including interest on deposits (3)	1.60	1.72	2.48	1.59	1.82
Excluding interest on deposits (3)	1.61	1.72	2.50	1.65	2.45

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital

(2)

Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(3)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes plus fixed charges by (y) fixed charges.